Exhibit 99.2

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

All relevant boxes should be completed in block capital letters.

1.	Name of company CADBURY SCHWEPPES PLC	2.	Name of director HOWARD TODD STITZER

3.	Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person’s spouse or children under the age of 18 or in respect of an non-beneficial interest DIRECTOR’S OWN HOLDING	4.	Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)
HOWARD TODD STITZER
& MA BROWN STITZER                                           51,641
VIDACOS NOMINEES LTD A/C CLRLUX3            69,526
VIDACOS NOMINEES LTD A/C CLRLUX5 215,199

5.	Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s) SEE 3 ABOVE	6.	Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary /non discretionary
GRANT OF EXECUTIVE OPTIONS UNDER THE COMPANY’S 1994 SHARE OPTION PLAN

7.	Number of shares acquired N/A	8.	Percentage of issued class N/A	9.	Number of shares disposed N/A	10.	Percentage of issued class N/A

11.	Class of security ORDINARY SHARES OF 12.5P EACH	12.	Price per share N/A	13.	Date of transaction 24 AUGUST 2002	14.	Date company informed 4 SEPTEMBER 2002

15.	Total holding following this notification 336,366			16.	Total percentage holding of issued class following this notification N/A

If a director has been granted options by the company please complete the following boxes.

17.	Date of grant 24 AUGUST 2002	18.	Period during which or date on which exercisable 24 AUGUST 2005 – 23 AUGUST 2012

19.	Total amount paid (if any) for grant of the option N/A	20.	Description of shares or debentures involved: class, number ORDINARY SHARES OF 12.5P EACH; 300,000

21.	Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise £4.825	22.	Total number of shares or debentures over which options held following this notification OPTIONS OVER ORDINARY SHARES OF 12.5P EACH: 850,000

23.	Any additional information N/A	24.	Name of contact and telephone number for queries JE HUDSPITH 020-7830 5179

25.	Name and signature of authorised company official responsible for making this notification D J KAPPLER CHIEF FINANCIAL OFFICER

Date of notification 4 SEPTEMBER 2002